EXHIBIT 23.1

W.D. VON GONTEN & CO.

September 2, 2003

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

Re:	Contango Oil & Gas Company, 2003 Annual Report on Form 10-KSB

Gentlemen:

The firm of W.D. Von Gonten & Co. consents to the use of its name and to the use of its report regarding Contango Oil & Gas Company’s Proved Reserves and Future Net Revenue as of July 1, 2003 in Contango’s 2003 Annual Report on Form 10-KSB.

W.D. Von Gonten & Co. has no interests in Contango Oil & Gas Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Contango Oil & Gas Company. Contango Oil & Gas Company does not employ us on a contingent basis.

Yours very truly,

W.D. VON GONTEN & CO.

/s/ W. D. VON GONTEN, JR.

William D. Von Gonten, Jr. President